Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three months ended March 31, 2019 and 2018.
2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three months ended March 31, 2019 and 2018.
3	Canadian Form 52 - 109F2 - Certification of Filings - CEO.
4	Canadian Form 52 - 109F2 - Certification of Filings - CFO.

Documents 1 and 2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

DOCUMENT 1

Neovasc Inc.

Management’s

Discussion and Analysis

FOR THE THREE MONTHS ENDED

MARCH 31, 2019 AND 2018

(Expressed in U.S. Dollars)

Q1

2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers the unaudited condensed interim consolidated financial statements of Neovasc Inc. (the “Company”, “Neovasc”, “we”, “us”, or “our”) for the three months ended March 31, 2019 and 2018.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three months ended March 31 2019 and 2018 (included as part of Neovasc’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the years ended December 31, 2018, 2017 and 2016 and Annual Report on Form 20-F.

The Company has prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

The names TiaraTM (“Tiara”), and Neovasc ReducerTM (“Reducer”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company presents its consolidated financial statements in U.S. dollars.

On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares in the capital of the Company (the “Common Shares”) on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. All references in this MD&A to Common Shares and options have been retroactively adjusted to reflect the share consolidation. The number of warrants and aggregate principle amount of the senior secured convertible notes (the “Notes”) outstanding as of the date of the consolidation were not affected by the consolidation, but the Common Shares issuable upon exercise of the warrants or conversion of the Notes have been and will be adjusted proportionally to the share consolidation ratio, as applicable.

Additional information about the Company, including the Company’s audited consolidated financial statements and Annual Report on Form 20-F, is available on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission (the “SEC”) on the website of the SEC at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “plan”, “may”, “will”, “estimate”, “continue”, “intend”, “believe”, “target”, “potential”, “seek”, “explore” and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our ability to continue as a going concern;
•	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
•	our intended use of the net proceeds from the February 2019 underwritten public offering of Common Shares (the “February 2019 Financing”);
•	our intended use of the net proceeds from the March 2019 underwritten public offering of Common Shares (the “March 2019 Financing”, and together with the February 2019 Financing, the “2019 Financings”);
•	our estimates regarding our fully diluted share capital and future dilution to shareholders;
•	our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);
•	clinical development of our products, including the results of current and future clinical trials and studies;
•	our intention to apply for CE Mark approval for the Tiara in approximately 2020 and look for potentially faster pathways to such approval;
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•	the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2019 as required approvals are obtained;
•	our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;
•	our plans to develop and commercialize the Tiara transfemoral trans-septal system, including our ability to improve current prototypes;
•	our ability to replace historical revenues from the tissue and consulting services businesses with revenues from the Reducer and the Tiara in a timely manner;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and Europe;
•	our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;
•	our plans to increase Reducer implants in Europe in 2019;
•	our expectation that in 2019 more German clinics will negotiate and finalize reimbursement negotiations with German insurance companies relating to the Reducer;
•	our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;
•	our ability to meet our cash expenditure covenants;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the composition and compensation of our management team and board of directors;
•	the impact of foreign currency exchange rates; and
•	the composition and compensation of our board of directors and senior management team in the future.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	the substantial doubt about our ability to continue as a going concern;
•	risks relating to the Notes issued pursuant to the November 2017 private placement (the “2017 Private Placement”), resulting in significant dilution to our shareholders;
•	risks relating to our need for significant additional future capital and our ability to raise additional funding;
•	risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Private Placement, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;
•	risks relating to the sale of a significant number of Common Shares;
•	risks relating to the conversion of Notes issued pursuant to the 2017 Private Placement, which may encourage short sales by third parties;
•	risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market (“Nasdaq”) or the Toronto Stock Exchange (“TSX”), which could affect their market price and liquidity;
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•	risks relating to the Company’s conclusion that it did not have effective ICFR as of December 31, 2018;
•	risks relating to our Common Share price being volatile;
•	risks relating to the influence of significant shareholders of the Company over our business operations and share price;
•	risks relating to our significant indebtedness, and its effect on our financial condition;
•	risks relating to claims by third parties alleging infringement of their intellectual property rights;
•	risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;
•	our history of losses and significant accumulated deficit;
•	risks associated with product liability claims, insurance and recalls;
•	risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;
•	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;
•	risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;
•	our ability to convince public payors and hospitals to include our products on their approved products lists;
•	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;
•	risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;
•	risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;
•	risks associated with post-market regulation of our products;
•	health and safety risks associated with our products and our industry;
•	risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;
•	risk of animal disease associated with the use of our products;
•	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products;
•	risks relating to our dependence on limited products for substantially all of our current revenues;
•	risks relating to our exposure to adverse movements in foreign currency exchange rates;
•	risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;
•	risks relating to breaches of anti-bribery laws by our employees or agents;
•	risks associated with future changes in financial accounting standards and new accounting pronouncements;
•	risks relating to our dependence upon key personnel to achieve our business objectives;
•	our ability to maintain strong relationships with physicians;
•	risks relating to the sufficiency of our management systems and resources in periods of significant growth;
•	risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;
•	risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;
•	risks relating to our ability to successfully enter into fundamental transactions (“Fundamental Transactions”) as defined in the Notes issued pursuant to the 2017 Private Placement;
•	anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; and
•	risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers.

Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

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•	our ability to continue as a going concern;
•	our regulatory and clinical strategies will continue to be successful;
•	our current positive interactions with regulatory agencies will continue;
•	recruitment to clinical trials and studies will continue;
•	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	the regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current good relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from the Reducer will be successful;
•	genericisation of markets for the Tiara and the Reducer will develop;
•	capital will be available on terms that are favorable to us; and
•	our ability to retain and attract key personnel, including members of our board of directors and senior management team.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under “Risk Factors” in our Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward looking statements attributable to the Company or persons acting on its behalf.

Date: May 9, 2019

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

In late 2016, Neovasc sold its tissue processing technology and facility for $67,909,800 to Boston Scientific Corporation (“Boston Scientific”), and concurrently, Boston Scientific invested an additional $7,090,200 in Neovasc for a 15% equity interest in the Company. Under the terms of the equity investment, Boston Scientific purchased 118,170 common shares of Neovasc at a price of $60 per common share, for gross proceeds of $7,090,200. Under the terms of the asset purchase agreement, Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Additionally, throughout the years 2014 to 2017, the Company announced a number of developments pertaining to litigation, all as more fully discussed under the heading “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein.

In November 2017, Neovasc completed the 2017 underwritten public offering ( the “2017 Public Transaction” and collectively with the 2017 Private Placement, the “2017 Financings”) and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in its litigation with Edwards Lifesciences CardiAQ LLC (“CardiAQ”) formerly known as CardiAQ Valve Technologies Inc., (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. The only securities issued pursuant to the 2017 Financings that remain outstanding are $10,825,000 aggregate principal amount of the Notes. For a description of the terms of the 2017 Financings and the securities issued pursuant to the 2017 Financings, see “Operating Results” and “Share Capital” of the Company's Annual Report on Form 20-F and the prospectus supplement, dated November 10, 2017 (the “Prospectus Supplement”) and the forms of securities, each as filed or furnished under the Company’s profiles on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

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On February 28, 2019, the Company completed an underwritten public offering of 11,111,111 Common Shares, at a price of $0.45 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $3.9 million net proceeds of the February 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the February 2019 Financing, the Company issued the underwriter warrants (the “February Broker Warrants”) to purchase in aggregate up to a 722,222 Common Shares, exercisable at a price per Common Share equal to $0.5625 for a period of three years following issuance.

On March 15, 2019, the Company completed an underwritten public offering of 11,111,111 Common Shares, at a price of $0.45 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.2 million net proceeds of the March 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the March 2019 Financing, the Company issued the underwriter warrants (the “March Broker Warrants”, and together with the February Broker Warrants, the "Broker Warrants") to purchase in aggregate up to a 722,222 Common Shares, exercisable at a price per Common Share equal to $0.5625 for a period of three years following issuance.

The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and Neovasc (US) Inc. (“NUS”) are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH conducts sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML. Neovasc Management Inc provides executive management services to Neovasc Inc.

Neovasc’s Strategy

The Company’s core strategy is to focus on re-establishing trust and confidence with its stakeholders, to re-structure the Company’s financing and to continue the development and commercialization of its products, the Tiara and the Reducer, providing minimally invasive medical devices for a cardiovascular market that the Company believes is both growing and under-served by current treatment solutions.

Key elements of this strategy include:

•	Tiara - expanding the Company’s clinical experience of the Tiara, continuing enrollment in and expansion of the TIARA-II multi-center CE Mark clinical study, and applying for CE Mark approval in approximately 2020. Finalizing the TIARA-I study. Initiating the formal development process of a conceptually developed transfemoral trans-septal Tiara system for preclinical bench and animal studies to successful completion, followed by initiation of a first human feasibility clinical study.
•	Reducer - continuing therapy development of the Reducer, and supplementing the successful COSIRA prospective, multicenter, randomized, double-blind, sham-controlled clinical study with additional clinical experience through the Company’s targeted commercial launch of the Reducer in Europe and enrollment in the REDUCER-I, real world post-market observational clinical study. Improving revenue growth in Europe by leveraging the recently renewed NUB 1 status in Germany and by further accelerated therapy development. Seeking strategic alternatives and alliances to build on the growing enthusiasm in the market for, and adoption of, the Reducer, in order to broaden and deepen therapy penetration in Europe, the Middle East and Africa. Continuing to execute on our US strategy and work with the FDA to fine tune the requirements for entrance into the US market, based on the Breakthrough Device designation.
•	Financial and organizational restructuring to establish a lean and accountable organization with stable capitalization. We are currently exploring additional financing options to bring additional capital into the Company and will provide public updates when appropriate.
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Product Portfolio

Tiara

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is currently in the clinical trial phase providing a minimally invasive transcatheter device for patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve regurgitation, the majority of them with functional Mitral Regurgitation. The unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Many of these patients are treated in Europe today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete, and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Our clinical experience to date has been with the 35 mm and 40 mm Tiara valve. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes allow for the treatment of approximately 75% of the annulus sizes in this high-risk patient population, in our TIARA-I and TIARA-II Clinical Studies. Currently, approximately 18% of this high-risk patient population meet all inclusion criteria for the Tiara studies and can be treated.

As of May 4, 2019, 73 patients have been treated with Tiara in either the TIARA-I Early Feasibility Clinical Study, compassionate use cases or in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the 70 patients treated with the Tiara (i.e. those treated more than 30 days ago) is 89% with one patient now over five years post implant. The Tiara has successfully treated both functional and degenerative Mitral Regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

The medical community is showing more interest in exploring this new treatment option for patients who are unable or unsuited to receive a surgical valve replacement or repair, demonstrated by the increased interest of more European clinics to participate in the TIARA-II Clinical Study. There are currently 18 active sites across Germany, Israel, Spain, the Netherlands and the UK with additional sites being evaluated. The Company continues to conduct pre/post implant analysis to review the overall screening criteria. Additional field clinical engineering support has been established in Europe to provide patient screening and case support.

The results from our clinical experience to-date in these studies and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara. We have been able to refine the screening criteria, physician training, and implantation procedure. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients.

Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. The Tiara has successfully treated 17 patients with previous aortic valves (AVR), including mechanical, bioprosthetic and TAVI, without any LVOT obstruction, no peri-procedural deaths or paravalvular leak. Data on the first twelve patients with previous AVR, treated with Tiara was published in 2018 in Circulation: Cardiovascular Interventions.

There are several other transcatheter mitral valve replacement devices in development by third parties, some of which have been implanted in early feasibility type studies and CE Mark studies with varying results. There is no certainty that the Tiara will successfully proceed through clinical evaluation and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development-stage devices will succeed in obtaining regulatory approval.

The Company reported that the Tiara was featured in a “live case” broadcast on October 19, 2018 at the 32nd Annual European Association of Cardio-Thoracic Surgery meeting. The live case was performed by Dr. Lenard Conradi, and Dr. Ulrich Schaefer of the University Medical Center Hamburg-Eppendorf, (Hamburg, Germany), where they successfully implanted a 40mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation.

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The Tiara valve is made up of two major components: the leaflets which are made from the Peripatch bovine tissue licensed from Boston Scientific, a fabric skirt, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact further development of the Tiara. The Tiara delivery system is manufactured, packaged and labelled in-house by the Company using customized standard catheter construction components that are readily available through vendors.

The TIARA-II study is estimated to cost approximately $15 million. While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading mitral valve replacement devices. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc’s facility.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and is targeting applying for CE Mark approval in Europe in approximately late 2020, assuming sufficient patients will have been enrolled with sufficient follow-up time by then. There is no assurance that European regulatory filing and an approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. Since then Neovasc has received regulatory and ethics committee approvals to conduct the study in Germany, Israel, Spain, the Netherlands and the United Kingdom.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies.

Worldwide, coronary artery disease ("CAD") is the leading cause of death. It is the largest contributor to the global burden of disease as reflected in disability-adjusted life years, a measure which combines premature mortality and the prevalence and severity of ill-health. On this measure, the impact of CAD increased by 29% in the period 1990 to 2010. This reflects the worldwide shift to those chronic diseases associated with an ageing global population. The most frequent (and often the first) manifestation of stable CAD is chronic stable angina. As a result, angina is a significant burden of healthcare systems worldwide. There is a clear association between more frequent angina and greater utilization of healthcare resources.

Refractory angina, resulting in continued symptoms despite maximal medical therapy without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A recent publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Clinical studies demonstrate that the Reducer can provide significant relief of chest pain in refractory angina patients. A significant proportion of the angina patients in the United States and in Europe are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. There continues to be interest from the medical community to explore the use of Reducer for other indications. Further clinical trials will need to be conducted to explore this possibility.

The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient by definition is resistant to other therapies, existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Neovasc believes that further studies may demonstrate that additional patient populations may benefit from treatment with Reducer and thus could further increase its market potential.

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The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implant procedure requires minimal training for experienced interventionalists. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Using a catheter-based procedure, the Reducer is implanted in the coronary sinus (the main vein draining blood from the heart muscle). Following implantation, the Reducer becomes covered with endothelial tissue after about 4-6 weeks. This tissue coverage creates a permanent (but reversible, if necessary) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This focal narrowing provides a backwards pressure elevation in the coronary sinus which is intended to improve blood perfusion to ischemic territories of the heart muscle by forcing redistribution of blood from the less ischemic areas to the more ischemic areas of the heart muscle. This can result in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies, a first-in-human clinical trial of fifteen patients suffering from chronic refractory angina who were followed out to six months, and then again at three years post implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at 6 months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients.

The Company completed the COSIRA, a prospective, multicenter, randomized, double-blind, sham-controlled study to assess the safety and effectiveness of the Reducer device in 2013. The COSIRA trial’s primary endpoint was a two-class improvement in Angina pain, six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 [34.6%] of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 [15.4%] of the control patients [p-value = 0.024]). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 [71.2%] of the Reducer patients showed this improvement compared to 22 of 52 [42.3%] of the control patients [p-value = 0.003]). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 199 patients have been enrolled across 21 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland.

In 2018 an article by Parikh, Parth et al., was published in the Journal of the American College of Cardiology (JACC) titled, “First-in-Human Use of Coronary Sinus Reducer in Patients with Refractory Angina”. This article describes the long-term structural, anatomic, and clinical durability of the Reducer. Reducers were patent 12 years following implantation, with no signs of strut fractures, dislocation, thrombosis, or migration, and sustained improvement in angina class at six months and three years. These results were also maintained at the 12-year follow-up.

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More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they may provide additional data to support expanded adoption of the Reducer for the intended patient population. More recent studies and publications of Reducer patients have conformed closely with the results of the COSIRA trial. We refer the reader to the following publications:

•	“Coronary Sinus Reducer Implantation for the Treatment of Chronic Refractory Angina” by Dr. Giannini et al., published in Volume 11, Issue 8 of the Journal of the American College of Cardiology in April 2018 and related Editorial
•	“Coronary sinus Reducer implantation improves symptoms, ischemia, and physical capacity in patients with refractory angina unsuitable for myocardial revascularization: a single center experience” by Dr. Konigstein, et al., published in EuroIntervention Volume 14.
•	“Safety and efficacy of reducer: A multi-center clinical registry-REDUCE study, by Dr. Giannini et al., published in the International Journal of Cardiology 269 (2018) 40-44,
•	Review of the topic: Konigstein M, Giannini F, Banai S: The Reducer Device in Patients with Angina Pectoris: Mechanisms, Indications and Perspectives. European Heart Journal 2018 Mar 14;39(11):925-933.

Following the positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in multiple jurisdictions across Europe. Direct sales are underway in select centers in Germany. Based on the initial results from the targeted launch, Neovasc has developed an expanded sales plan and strategy for 2019 and beyond. Any sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in 2018 was encouraging with a 55% increase in revenue compared to 2017. In Q1 2019 Reducer revenue grew 72% over Q1 2018 revenue.

The Reducer therapy requires broader therapy development in the market and in particular with referring physicians. The Company has launched pilot programs in Germany, with additional support from a professional therapy development organization, to learn more about therapy development challenges and opportunities.

We are seeing a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has significant potential. In order to further accelerate the penetration of the therapy, we are open to considering strategic alternatives for the Reducer, including potential alliances in Europe, the United States and the rest of the world.

On January 18, 2018, the Company reported the Reducer was featured in a “live case” broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg. During May 2018, at the Euro PCR Conference in Paris, the Reducer was showcased during a dedicated Reducer symposium.

On March 5, 2018, the Company reported the Reducer was featured in a “live case” broadcast to more than 3000 participants at the Cardiovascular Research Technologies (CRT) meeting in Washington D.C. The successful live case was performed by Dr Giannini at Maria Cecilia Hospital in Cotignola, Italy.

On June 20, 2018, the Company announced the first U.S. patient had been implanted with the Reducer under compassionate use. On October 3, 2018, the Company reported the positive follow-up for this patient noting that the patient was able to walk several miles without any symptoms. The patient has reduced his use of nitroglycerin from 2-3 times a week to 1 or 2 times per month. A second patient received a Reducer implant under Compassionate Use on January 31, 2019 in the U.S. The most recent update from the attending physician indicated that this second patient was doing well.

On May 6, 2019, the company announced that 1000 patients diagnosed with refractory angina have been treated with the Reducer. The Reducer therapy now benefits from medical evidence spanning 1,000 patients and 14 years of follow up.

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Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc completed development of the commercial-generation Reducer and the product is currently in commercial scale manufacture.

On November 3, 2017, Neovasc received FDA approval for a US IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study have already been appointed, the Company is currently evaluating the timing for starting this U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be approximately $20 million. U.S. marketing approval is expected about four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

On October 10, 2018, the Company announced that the FDA has granted “Breakthrough Device Designation” for the Reducer. The FDA grants this designation in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.

On December 20, 2018, Neovasc filed a comprehensive Q-Sub submission to the FDA with all available Reducer Clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. Cardiologists, met with the FDA proposing moving forward with a PMA submission using the available Neovasc clinical evidence including the prospective, multicenter, randomized, double-blind, sham controlled study assessing the safety and efficacy of the Reducer in 104 patients in the European Union and Canada (COSIRA), a multi-center, multi-country, three-arm observational post market study (REDUCER-I), and supportive safety and efficacy data from peer-reviewed journals.

On February 20, 2019, the Company announced that the FDA had informed Neovasc that, despite “Breakthrough Device Designation”, the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible.

New Products/Components/Cycles

Tiara

An additional strategic and focused activity for the Company in the Mitral Valve space is the development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly usable implantation technique. These development activities are taking place both in the Company’s Vancouver, BC and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enhance trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. We initiated the formal development of this system, based on the completed conceptual work at the end of the first quarter of 2019.

Reducer

The Reducer is a late-stage product with European CE Mark approval. The Company initiated a pilot launch of the Reducer in select European markets in 2015. The Company has also been exploring initiation of the Reducer sales in other non-US markets and has signed distribution agreements in several countries. Any sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further above.

A well-known and well-established medical device contract manufacturer is manufacturing the Reducer for the Company. The majority of the components that make up the Reducer are readily available; however, two critical components of the device are not. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, whilst a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by NML prior to the acquisition in July 2008.

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Peripatch Technology used in our Tiara Mitral Valve

The basic Peripatch technology licensed from Boston Scientific was established over 25 years ago, when the material was used to fashion the leaflets and other components in surgical heart valves.

Neovasc sources its bovine tissue from abattoirs in New Zealand for the manufacture of Tiara devices. There is a degree of capacity constraint related to the supply of raw tissue but the risk of disruption is minimal, due to the relatively small amounts of tissue required for the current Tiara programs.

While a definitive pattern of demand has not yet been established and the effect is expected to be minimal, the cyclical nature of the meat industry could conceivably have an impact on the quality and availability of raw tissue and could potentially impact the yields and margins for the product over the course of any given year. Further information about Peripatch can be found above under the heading “Neovasc’s Products”.

Trends, Risks and Uncertainties

Losses and Additional Funding Requirements

Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

The Company has incurred losses and comprehensive losses of $8,615,375 and $7,918,822 for the three months ended March 31, 2019, respectively (2018: $55,880,548 and $55,466,915) and has a deficit of $341,350,570 at March 31, 2019 compared to a deficit of $332,735,195 as at December 31, 2018. As at March 31, 2019 the Company had $12,115,455 in cash and cash equivalents (December 31, 2018: $9,242,809).

The Company will need to raise additional capital to fund its short and medium-term objectives for the Tiara and the Reducer prior to the successful commercialization of these products. There is no certainty that the Company will be able to raise additional capital through debt or equity or other means on terms acceptable to the Company or at all. There is also no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future.

As at March 31, 2019, the Company had approximately $12.1 million in cash and cash equivalents, sufficient cash for approximately six months of operations. The Company will need to obtain additional debt or equity financing in the next 12 months to fund ongoing operations. Given the current nature of the Company’s capital structure, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern. For a description of the risks relating to the Company’s need for additional financing and the securities issued pursuant to the 2017 Financings see the Company’s Annual Report on Form 20-F, which is available on SEDAR at sedar.com and as filed with the SEC at www.sec.gov.

The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

Litigation Matters

Shortly after the quarter ended, on April 17, 2019, the Company announced it had resolved the three claims for correction of patent inventorship made by Edwards Lifesciences CardiAQ LLC ("CardiAQ") in the United States District Court for the District of Massachusetts, thus resolving the last active litigation matter that the Company was a party to. The litigation matters are more fully described in “Contractual Obligations and Contingencies” below.

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Operating Risks

In addition to these litigation matters, the Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company’s programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

Risks Relating to the 2017 Financings

The securities issued pursuant to the 2017 Financings contain, among other things, so-called full-ratchet anti-dilution and future pricing provisions, which create a high degree of risk relating to, among other things, significant dilution to shareholders and the Company's ability to raise additional financing. The exercise of 2017 Warrants and conversion of Notes issued pursuant to the 2017 Financings have resulted in significant dilution to our shareholders. Future conversions of the Notes may result in further significant dilution in the future. For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

Foreign Operations

The Company changed functional currency on October 1, 2017 from Canadian to U.S. dollars.

The majority of the Company’s revenues are derived from product sales in Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company’s costs are denominated in Canadian dollars. A decrease in the value of the Euro in relation to the U.S. dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

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Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended March 31, 2019 and 2018 follow:

Losses

The losses and comprehensive losses for the three months ended March 31, 2019 were $8,615,375 and $7,918,822, respectively, or $0.21 basic and diluted loss per share, as compared with losses and comprehensive losses of $55,880,548 and $55,466,915, respectively, or $0.38 basic and diluted loss per share, for the same period in 2018.

The $47,548,093 decrease in the comprehensive loss incurred for the three months ended March 31, 2019 compared to the same period in 2018 can be substantially explained by a $47,709,449 decrease in other losses, due to the accounting treatment of the 2017 Financings and a $344,437 increase in operating losses, substantially from a $915,919 increase in non-cash stock based compensation charges, offset by $576,364 decrease employee termination expenses as the Company completed a reduction in staff in the first quarter of 2018 and a $189,270 increase in gross profit from the sales of Reducer.

Revenues

Revenues increased 72% to $585,793 for the three months ended March 31, 2019, compared to revenues of $339,922 for the same period in 2018 as the Company continues its commercialization strategies. The Company is encouraged by the progress in this period, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold

The cost of goods sold for the three months ended March 31, 2019 was $143,994 compared to $87,393 for the same period in 2018. The overall gross margin for the three months ended March 31, 2019 was 75%, compared to 74% gross margin for the same period in 2018.

Expenses

Total expenses for the three months ended March 31, 2019 were $7,289,127 compared to $6,755,420 for 2018, representing an increase of $533,707 or 8%. The increase in total expenses for the three months ended March 31, 2019 compared to 2018 can be substantially explained by a $915,919 increase in non-cash stock based compensation charges, a $54,244 increase in non-cash deprecation and a $127,095 non-cash charge for accretion on collaboration, license and settlement agreements provision, offset by $576,364 decrease employee termination expenses as the Company completed a reduction in staff in the first quarter of 2018. Other expenses increased by $12,813 as the Company continues to preserve capital where possible while still advancing the commercialization and development of its products.

Selling expenses for the three months ended March 31, 2019 were $368,233, compared to $286,938 for 2018, representing an increase of $81,295 or 28%. The increase in selling expenses for the three months ended March 31, 2019 compared to 2018 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

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General and administrative expenses for the three months ended March 31, 2019 were $2,680,931, compared to $2,469,091 for 2018, representing an increase of $211,840 or 9%. The increase in general and administrative expenses for the three months ended March 31, 2019 compared to 2018 can be substantially explained by a $516,933 increase in non-cash stock based compensation charges and a $127,095 non-cash charge for accretion on collaboration, license and settlement agreements provision, offset by $576,364 decrease employee termination expenses as the Company completed a reduction in staff in the first quarter of 2018.

Product development and clinical trial expenses for the three months ended March 31, 2019 were $4,239,963 compared to $3,999,391 for 2018, representing an increase of $240,572 or 6%. The increase in product development and clinical trial expenses for the three months ended March 31, 2019 can be substantially explained by the increase of $374,399 in non-cash stock based compensation charges.

The Company’s expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other loss for the three months ended March 31, 2019 was $1,804,417 compared to other loss of $49,324,003 for 2018, a decrease of $47,519,586. The decrease in the other loss can be substantially explained by the accounting treatment of the 2017 Financings resulting in a decrease of $47,709,449 compared to the prior year.

Tax Expense

The tax recovery for the three months ended March 31, 2019 was $36,370 compared to a $53,654 expense in 2018. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to March 31, 2019:

	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
REVENUE
Reducer	$585,793	$523,424	$480,540	$405,247
	585,793	523,424	480,540	405,247
COST OF GOODS SOLD	143,994	93,519	96,743	88,603
GROSS PROFIT	441,799	429,905	383,797	316,644
EXPENSES
Selling expenses	368,233	614,742	202,947	248,538
General and administrative expenses	2,680,931	5,415,634	6,340,747	2,213,464
Product development and clinical trials expenses	4,239,963	4,712,516	3,490,696	3,858,255
	7,289,127	10,742,892	10,034,390	6,320,257
OPERATING LOSS	(6,847,328)	(10,312,986)	(9,650,593)	(6,003,613)

Other Income/(expense)	(1,804,417)	21,862,040	(4,932,151)	(43,071,578)
Tax expense	36,370	70,961	(54,000)	(70,400)
GAIN/ (LOSS) FOR THE PERIOD	$8,651,745	$11,620,015	$(14,636,744)	$(49,145,591)
BASIC LOSS PER SHARE	$(0.21)	$0.51	$(0.78)	$(3.66)
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
REVENUE
Reducer	$339,922	$285,598	$334,208	$247,555
Contract manufacturing	–	465,205	197,494	152,717
Consulting services	–	476,822	843,191	904,864
	339,922	1,227,625	1,374,893	1,305,136
COST OF GOODS SOLD	87,393	1,136,804	659,686	872,703
GROSS PROFIT	252,529	90,821	715,207	432,433
EXPENSES
Selling expenses	286,938	220,885	253,791	224,382
General and administrative expenses	2,469,091	8,318,549	1,864,302	2,253,219
Product development and clinical trials expenses	3,999,391	3,762,148	4,422,641	4,250,780
	6,755,420	12,301,582	6,540,734	6,728,381
OPERATING LOSS	(6,502,891)	(12,210,761)	(5,825,527)	(6,295,948)

Other income/(expense)	(49,324,003)	7,209,897	1,473,493	1,012,926
Tax expense	(53,654)	(25,602)	(343,926)	(58,286)
LOSS FOR THE PERIOD	$(55,880,548)	$(5,026,466)	$(4,695,960)	$(5,341,308)
BASIC LOSS PER SHARE	$(38.59)	$(6.17)	$(5.95)	$(6.78)

Selling expenses are expected to generally increase as the Company continues its focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached peaks in the third quarter of 2018 due to the accrual of future collaboration and license fees and an increase in share-based payments as options were granted, in the fourth quarter of 2017 due to expense related to obtaining the Notes and in the second quarter of 2016 mainly due to litigation expenses during the jury trial in the primary U.S. litigation with CardiAQ. While we aim to increase product development and clinical trial activities quarter over quarter, with quarterly fluctuations depending on the activities conducted in that quarter to develop the Tiara and the Reducer, the Company has been resource-constrained since the litigation loss in the second quarter of 2016 as we have been forced to defer or cancel certain otherwise desirable projects we would like to have undertaken.

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USE OF PROCEEDS

	Proposed Use of net Proceeds	actual Use of net Proceeds
	2018 FINANCINGS	Use of Proceeds	Remaining to be Spent
Continuing operations	$8,118,030	$nil	$8,118,030
NET PROCEEDS	$8,118,030	$nil	$8,118,030

In February and March of 2019, the Company completed two $5 million underwritten public offerings issuing 22,222,222 Common Shares and 1,444,444 Broker Warrants for net proceeds of approximately $8.1 million dollars. The Company has cash on hand of $12.1 million as at March 31, 2019 and has not yet used the proceeds from these financings.

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Results for the three months ended March 31, 2019 and 2018 follow:

Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at March 31, 2019 the Company had cash and cash equivalents of $12,115,455 compared to cash and cash equivalents of $9,242,809 as at December 31, 2018. The Company will require significant additional financing in order to continue to operate its business. Given the current nature of the Company’s capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

The Company is in a positive working capital position of $8,493,278, with current assets of $13,768,048 and current liabilities of $5,274,770. The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

Cash used in operating activities for the three months ended March 31, 2019 was $6,266,823, compared to $5,245,425 for the same period in 2018. For the three months ended March 31, 2019, operating activities were $5,454,385, compared to $5,909,597 for the same period in 2018, a decrease of $455,212 as the Company continues to preserve capital where possible while still advancing the commercialization and development of its products. Net cash outflow from the net change in non-cash working capital items for the three months ended March 31, 2019 was $883,938, compared to net cash inflow of $691,591 in the same period in 2018. The increase in net cash outflow can be attributed to the payment of amounts due on collaboration, license and settlement agreements as the Company made its first payment to Endovalve.

Net cash applied to investing activities for the three months ended March 31, 2019 was $53,662 compared to net cash applied to investing activities of $17,162 for the same period in 2017, primarily due to the increase in expenditure on property, plant and equipment.

During the three months ended March 31, 2019, the Company received net proceeds of $1,200,400 from the exercise of Series C Warrants and net proceeds of $8,118,030 from the completion of two $5 million underwritten public offerings in February and March.

The majority of the revenue and expenses of the Company are incurred in the parent and in two of its subsidiaries, NMI, which is located in Canada, and Neovasc (US) Inc. which is located in the United States. There were no significant restrictions on the transfer of funds between these entities during the periods ended March 31, 2019 and 2018 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

The Company is exposed to foreign currency fluctuations on $1,210,528 of its cash and cash equivalents and restricted cash held in Canadian dollars and Euros.

2017 Financings

In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes.

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On November 17, 2017, the Company completed the underwritten 2017 Public Transaction of 6,609,588 Series A units (the “Series A Units”) of Neovasc and 19,066,780 Series B units (the “Series B Units” and together with the Series A Units, the “Units”) of Neovasc, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc. The price of $1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc’s common shares as of the date of announcement of the 2017 Financings.

Each Series A Unit was comprised of (i) one common share of the Company (each, a “Unit Share”), (ii) one Series A Warrant, (iii) one Series B common share purchase warrant of the Company (each, a “Series B Warrant”) and (iv) 0.40 Series C Warrant to purchase a unit (each, a “Series C Unit”) comprised of one Common Share, one Series A Warrant and one Series B Warrant. Each Series B Unit was comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a “Series D Warrant”), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a “Series F Warrant”). The Series A Units and Series B Units separated into their component parts upon distribution.

Each Series A Warrant entitled the holder to purchase one Common Share (each, a “Series A Warrant Share”) at an exercise price of $1.61 per Series A Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series B Warrant entitled the holder to purchase one Common Share (each, a “Series B Warrant Share”) at an exercise price of $1.61 per Series B Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series C Warrant entitled the holder to purchase a Series C Unit comprised of a Common Share (each a “Series C Unit Share”), a Series A Warrant and a Series B Warrant, at an exercise price of $1.46 per Series C Unit at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series D Warrant entitled the holder to purchase one Common Share (each, a “Series D Warrant Share”) at an exercise price of $1.46 per Series D Warrant Share, all of which were pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series F Warrant entitled the holder to purchase one Common Share (each, a “Series F Warrant Share” and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the “2017 Warrant Shares”) at an exercise price of $1.61 per Series F Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019.

Concurrent with the 2017 Public Transaction, the Company completed the 2017 Private Placement for the sale of $32,750,000 aggregate principal amount of the Notes of the Company and Series E common share purchase warrants of the Company (the “Series E Warrants”) to purchase one Common Share at a price of $1.61 per Series E Warrant. As a result of the February 2019 Financing, the exercise prices of the Notes were adjusted to $0.45. The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes initially carried an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from November 17, 2018. The maturity date of the Notes was extended to May 17, 2020, pursuant to certain waiver agreements between the Company and the holders of the Notes, along with certain other amendments. The form of waiver agreement is available on the Company’s profiles on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Interest on the Notes will commence accruing on November 17, 2018, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants had the same terms and conditions as the Series A Warrants.

The Notes are secured by a first priority security interest on all of Neovasc’s assets. The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry. The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution.

As of March 31, 2019, all of the warrants issued pursuant to the 2017 Financings have been either exercised or exchanged, such that no such warrants remain outstanding.

For a description of the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and potential dilution in the future due to conversions, see “Risk Factors” and “Share Capital” of the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as file with the SEC at www.sec.gov.

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Conversions of Notes and Exercises of 2017 Warrants

The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018. As of March 31, 2019, all of the 25,676,368 Series B Warrants initially granted and 10,273,972 Series B Warrants issued upon exercise of Series C Warrants have been exercised and all of the 22,431,506 Series F Warrants initially granted have been exercised in each case using the cashless alternate net number mechanism for 18,343,551 Common Shares. As of March 19, 2019, all of the 10,273,972 Series C Warrants initially granted have been exercised, for proceeds to the Company of $14,999,999. Such exercises of Series C Warrants resulted in the issuance of 102,740 Common Shares and the issuance of an additional 10,273,972 Series A Warrants.

On March 12, 2019, the Company announced that it had entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of approximately 496,236 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the “Exchange”). As of March 19, 2019, all of the warrants issued pursuant to the 2017 Financings have been either exercised or exchanged, such that no 2017 Warrants remain outstanding.

As of March 31, 2019, of the $32,750,000 aggregate principle amount of Notes initially issued, $21,925,000 aggregate principle amount has been converted using the alternate conversion price mechanism, resulting in the issuance of 19,773,718 Common Shares, and $10,825,000 aggregate principle amount remains outstanding. As a result of the February 2019 Financing, the conversion price of the Notes reset, as of that time, to $0.45.

For a description of the risks associated with the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised or converted to date, the dilution to date and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as file with the SEC at www.sec.gov.

SUBSEQUENT EVENTS

On April 17, 2019, the Company resolved the three claims for correction of patent inventorship made by CardiAQ (as described in Note 22 under the heading “Claims by CardiAQ in the United States”) and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

OUTSTANDING SHARE DATA

As of May 9, 2019, the Company had 67,475,883 Common Shares issued and outstanding. The following securities are convertible into Common Shares: 9,333,632 stock options with a weighted average exercise price of $2.90, 1,444,444 Broker Warrants with an exercise price of $0.5625 and $8,890,000 principal amount of Notes, which Notes could convert into 19,755,556 Common Shares (not taking into account the alternate conversion price or anti-dilution mechanisms). Our fully diluted share capital as of the same date is 98,009,515. Our fully diluted share capital, adjusted on the assumption that all of the outstanding Notes are converted using the alternate conversion price at the closing price on May 8, 2019, is 98,597,906.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

Litigation

Litigation resulting from third-party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

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Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. The oral hearing of the appeal before the Appeals Court of Munich was held on November 8, 2018. During that hearing CardiAQ dropped its affirmative appeal of the underlying decision, while maintaining its opposition to Neovasc’s appeal. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. There are no monetary awards associated with these matters and no damages award was recognized.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On August 3, 2018, Neovasc wrote the presiding District Judge regarding potential resolution of the case including as to a statutory procedure available with the Patent Office concerning certain dependent claims of U.S. Patent 9,770,329 in particular, and the Court held a hearing to discuss this issue on September 13, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. In summary, the Edwards Plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The Edwards Plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants filed their Statement of Defence and Counterclaim against the Edwards Plaintiffs on April 30, 2018. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

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When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $1,468,808 as at March 31, 2019 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $2,038,045 as at March 31, 2019 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three months ended March 31, 2019 and 2018, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 21 of the condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018.

RISK FACTORS

A comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov. Investors are urged to consult and carefully consider these risk factors as an investment in the securities of the Company should be considered a highly speculative investment.

Critical Accounting Estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates and judgement relate to:

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Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk free interest rate, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

The Company determines its functional currency as the United States dollar based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Contingent Liabilities

Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the year in which the change in probability occurs.

Accounting for financing and determination of fair value of derivative liabilities

The determination of the accounting treatment for the financing transaction completed in November 2017 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

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The Company’s warrants and Notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex binomial option pricing valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at March 31, 2019 are disclosed in Note 15 to the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018.

Right of use asset and lease liability

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate. The Company measures the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

Changes in Accounting Policies including Initial Adoption

During the three months ended March 31, 2019, there have been no changes in accounting policies, except as disclosed herein.  The Company has adopted IFRS 16 and IFRIC 23 during the three months ended March 31, 2019.

Accounting standard issued and effective January 1, 2019

IFRS 16 ‘Leases’ replaces IAS 17 ‘Leases’ along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

For contracts in place at the date of initial application, the Company has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4.

The Company has elected to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019. At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

The Company performed an impairment review on the right-of-use assets at the date of initial application.

On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 10%.

The Company has benefited from the use of hindsight for determining lease term when considering options to extend and terminate leases.

The following is a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019:

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Total operating lease commitments disclosed at December 31, 2018	$1,431,188
Recognition exemptions:
Leases of low value assets	–
Leases with remaining lease term of less than 12 months	–
Variable lease payments not recognized	–
Operating lease liabilities before discounting	1,431,188
Discounted using incremental borrowing rate	(174,323)
Operating lease liabilities	1,256,865

Total lease liabilities recognized under IFRS 16 at January 1, 2019	$1,256,865

For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

o	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company
o	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract
o	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

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o	Most likely amount: single most likely amount in a range of possible outcomes;
o	Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

An entity shall apply IFRIC 23 for annual reporting periods beginning on or after January 1, 2019 with earlier application permitted. The Company will not early adopt IFRIC 23 and it has not had a significant impact.

financial instruments

The Company’s financial instruments include its cash and cash equivalents, restricted cash, accounts receivable and accounts payable, derivative warrant liability from financing and convertible note, and accrued liabilities.

a)	Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2019 and December 31, 2018. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$–	$–	$14,617,336	$14,617,336
Derivative warrant financial liability from financing	$–	$–	$190,303	$190,303

As at March 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$–	$–	$11,253,670	$11,253,670

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	March 31, 2019	December 31, 2018
Amortized cost
Cash and cash equivalents	6	$12,115,455	$9,242,809
Accounts receivable	7	720,022	647,143
Restricted cash	10	449,084	439,736
		$13,284,561	$10,329,688

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	13	$4,144,908	$4,610,560
Accounts payable and accrued liabilities (non-current)	13	2,335,756	2,241,979

Financial liabilities at fair value through profit and loss
Convertible Note (current)	15	726,671	1,423,224
Convertible Note (non-current)	15	10,526,999	13,194,112
Derivative warrant liability from financing (non-current)	15	–	190,303
		$17,734,334	$21,660,178

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The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)        Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 36% of the revenue for the three months ended March 31, 2019 (three months ended March 31, 2018: 16%). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at March 31, 2019 by approximately $21,000 (as at March 31, 2018: $nil), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $53,454 and $62,191, respectively, as at March 31, 2019 (as at March 31, 2018, $28,624 and $24,861, respectively). A similar change in foreign currency denominated in cash, cash and equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $68,493 and $52,560, respectively, as at March 31, 2019 (as at March 31, 2018: $92,347 and $58,550, respectively). The Company does not hedge its foreign exchange risk.

(c)        Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, and convertible note that do not accrue interest.

(d)        Liquidity risk

As at March 31, 2019, the Company had $12,115,455 in cash and cash equivalents as compared to cash and cash equivalents of $9,242,809 at December 31, 2018. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. After receipt of the net proceeds of approximately $3.9 million from the February 2019 Financing and $4.2 million from the March 2019 Financing, the Company expects that its cash on hand as at March 31, 2019 is sufficient to sustain operations until approximately September 2019 at the current burn rate. The Company may obtain additional debt or equity financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

Trades payables were aged as follows as at March 31, 2019 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,381,895
31-60 days	568,896
Over 60 days	36,617
$1,987,408

The following is an analysis of the contractual maturities of the Company’s non-derivative accrued liabilities as at March 31, 2019:

	Within One Year	Between One and Five Years

Collaboration, license and settlement agreements (undiscounted)	$1,400,000	$2,500,000
	$1,400,000	$2,500,000

26

(e)        Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at March 31, 2019 is $682,691 (as at December 31, 2018: $637,421). As at March 31, 2019, the Company had $238,623 (as at December 31, 2018: $311,642) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the three months ended March 31, 2019 the Company wrote down $64,600 of accounts receivable owed by customers (three months ended March 31, 2018: $nil).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $12,564,539 as at March 31, 2019 (as at December 31, 2018: $9,682,545). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OF FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting, based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). DC&P are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by the Company under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the SEC.

DC&P are designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Company is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

Because the Company is an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

The Company’s management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that a material weakness in ICFR occurred during the quarter ending September 30, 2018.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

27

In light of the aforementioned material weakness, management conducted a thorough review of all non-routine agreements for the three months ended March 31, 2019. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the three months ended March 31, 2019 fairly present in all material respects and financial condition and results of operations for the Company in conformity with international financial reporting standards.

aDDITIONAL INFORMATION

Additional information about the Company, including the Company’s Financial Statements and Annual Report on Form 20-F, are available on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.

28

DOCUMENT 2

Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2019 and 2018

(Expressed in U.S. dollars)

CONTENTS

Page

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5 - 28

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)(Unaudited)

	Notes	March 31, 2019	December 31, 2018

ASSETS
Current assets
Cash and cash equivalents	6	$12,115,455	$9,242,809
Accounts receivable	7	720,022	647,143
Inventory	8	467,266	258,742
Prepaid expenses and other assets	9	465,305	591,236
Total current assets		13,768,048	10,739,930

Non-current assets
Restricted cash	10	449,084	439,736
Right-of-use asset	11	1,081,399	–
Property, plant and equipment	12	793,105	813,628
Total non-current assets		2,323,588	1,253,364

Total assets		$16,091,636	$11,993,294

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$4,144,908	$4,610,560
Lease liabilities	14	403,191	–
Convertible Note	15	726,671	1,423,224
Total current liabilities		5,274,770	6,033,784

Non-Current Liabilities
Accrued liabilities	13	2,335,756	2,241,979
Lease liabilities	14	759,797	–
Convertible Note	15	10,526,999	13,194,112
Derivative warrant liability from financing	15	–	190,303
Total non-current liabilities		13,622,552	15,626,394

Total liabilities		$18,897,322	$21,660,178

Equity
Share capital	16	$317,888,794	$304,460,533
Contributed surplus	16	27,612,565	26,260,806
Accumulated other comprehensive loss		(6,956,475)	(7,653,028)
Deficit		(341,350,570)	(332,735,195)
Total equity		(2,805,686)	(9,666,884)

Total liabilities and equity		$16,091,636	$11,993,294

Going Concern and Uncertainty (see Note 1 and 5d)

Subsequent Events (see Note 23)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

1

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31,

(Expressed in U.S. dollars)(Unaudited)

	Notes	2019	2018

REVENUE	17	$585,793	$339,922
COST OF GOODS SOLD		(143,994)	(87,393)
GROSS PROFIT		441,799	252,529

EXPENSES
Selling expenses	19	368,233	286,938
General and administrative expenses	19	2,680,931	2,469,091
Product development and clinical trials expenses	19	4,239,963	3,999,391
		7,289,127	6,755,420

OPERATING LOSS		(6,847,328)	(6,502,891)

OTHER (EXPENSE)/INCOME
Interest income		3,709	26,036
Impairment on right-of-use asset		(260,616)	–
Gain/(loss) on foreign exchange		20,518	(72,563)
Unrealized loss on derivative warrant liability from financing and convertible note	15	(781,621)	(4,337,049)
Realized loss on exercise of warrants and convertible note	15	(786,407)	(17,557,693)
Amortization of deferred loss	15	–	(27,382,735)
		(1,804,417)	(48,324,003)
LOSS BEFORE TAX		(8,651,745)	(55,826,894)

Tax recovery/(expense)		36,370	(53,654)
LOSS FOR THE PERIOD		$(8,615,375)	$(55,880,548)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Fair market value changes in convertible note due to changes in own credit risk		696,553	413,633
		696,553	413,633
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(7,918,822)	$(55,466,915)

LOSS PER SHARE
Basic and diluted loss per share	20	$(0.21)	$(0.38)

Accompanying Notes to the Condensed Interim Consolidated Financial Statements

2

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)(Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2018		$171,803,816	$23,056,846	$(6,643,436)	$(224,692,327)	$(36,475,101)

Issue of share capital on exercise of options	16(b)	88,918	(88,918)	–	–	–
Issue of share capital on exercise of warrants	16(b)	59,965,429	–	–	–	59,965,429
Share-based payments	20		120,229	–	–	120,229
Transaction with owners during the period		60,054,347	31,311			60,085,659

Loss for the period		–	–	–	(55,880,548)	(55,880,548)

Other comprehensive loss for the period		–	–	413,633	–	413,633

Balance at March 31, 2018		$231,858,163	$23,088,158	$(6,229,803)	$(280,572,875)	$(31,856,357)

Balance at January 1, 2019		$304,460,533	$26,260,806	$(7,653,028)	$(332,735,195)	$(9,666,884)

Issue of share capital on public offering (net of share issuance costs)	16(b)	7,802,417		–	–	7,802,417
Issue of share capital on exercise of warrants	16(b)	1,202,958		–	–	1,202,958
Issue of share capital on exchange of warrants	16(b)	234,173				234,173
Issue of share capital on conversion of notes	16(b)	4,188,713		–	–	4,188,713
Issue of Broker warrants			315,611			315,611
Share-based payments	19		1,036,148	–	–	1,036,148
Transactions with owners during the period		13,428,261	1,351,759	–	–	14,780,020

Loss for the year		–	–	–	(8,615,375)	(8,615,375)

Other comprehensive loss for the period		–	–	696,553	–	696,553

Balance at March 31, 2019		$317,888,794	$27,612,565	$(6,956,475)	$(341,350,570)	$(2,805,686)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

3

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows

For three months ended March 31,

(Expressed in U.S. dollars)(Unaudited)

		2019	2018
OPERATING ACTIVITIES
Loss for the period		$(8,615,375)	$(55,880,548)
Adjustments for:
Depreciation	19	144,582	90,338
Share-based payments	19	1,036,148	120,229
Impairment of right-of-use asset		260,616	–
Accrued employee termination expenses		–	455,489
Accretion on collaboration, license and settlement agreements provision		127,095	–
Unrealized loss on derivative liability and convertible note	15	781,621	4,337,049
Realized loss on exercise of warrants and convertible note	15	786,407	17,557,693
Amortization of deferred loss	15	–	27,382,735
Write-down accounts receivable		64,600	–
Income tax (recovery)/expense		(36,370)	53,654
Interest income		(3,709)	(26,036)
		(5,454,385)	(5,909,597)
Net change in non-cash working capital items:
Accounts receivable		(137,479)	588,916
Inventory		(208,524)	163,852
Prepaid expenses and other assets		(38,965)	8,176
Accounts payable and accrued liabilities		251,030	(69,353)
Payment of amounts due on collaboration, license and settlement agreements		(750,000)	–
		(883,938)	691,591
Income tax and Interest paid and received:
Income tax received/(paid)		36,370	(53,654)
Interest received		35,130	26,036
		71,500	27,618
Net cash applied to operating activities		(6,266,823)	(5,245,425)

INVESTING ACTIVITES
(Increase)/decrease in restricted cash		(9,348)	12,837
Purchase of property, plant and equipment	12	(44,314)	(29,999)
Net cash applied to investing activities		(53,662)	(17,162)

FINANCING ACTIVITIES
Proceeds from exercise of warrants	16(b)	1,200,400	16,988
Proceeds from private placements and public offerings	16(b)	8,118,030	–
Payment of lease obligation		(125,299)	–
Net cash from financing activities		9,193,131	16,988

NET CHANGE IN CASH AND CASH EQUIVALENTS		2,872,646	(5,245,598)
CASH AND CASH EQUIVALENTS
Beginning of the year		9,242,809	17,507,157
End of the year		$12,115,455	$12,261,559
Represented by:
Cash and cash equivalents	6	$12,115,455	$12,261,559

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

4

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN

(a)	Business Description

Neovasc Inc. (“Neovasc” or the “Company”) is a company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The condensed interim consolidated financial statements of the Company as at March 31, 2019 and for the three months ended March 31, 2019 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (“Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (“Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

(b)	Going Concern and Uncertainty

As at March 31, 2019, the Company had approximately $12.1 million in cash and cash equivalents, sufficient cash for approximately six months of operations. The Company will need to obtain additional debt or equity financing in the next twelve months to fund ongoing operations. Given the current nature of the Company’s capital structure, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

(c)	Share Consolidation (reverse stock split)

On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidation. The number of 2017 Warrants (as defined below) and aggregate principal amount of Notes (as defined below) were not affected by the consolidation, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the Notes will be adjusted proportionally to the share consolidation ratio.

(d)	Nasdaq Listing

On January 3, 2019, the Company received written notification (the “Market Value Notification Letter”) from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter does not impact the Company’s listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 2, 2019, to regain compliance. The Company intends to monitor the market value of its listed securities between now and July 2, 2019.

On January 14, 2019, the Company received written notification (the “Bid Price Notification Letter”) from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. The Bid Price Notification Letter does not impact the Company’s listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 15, 2019.

5

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN (continued)

(d) Nasdaq Listing (continued)

In the event the Company does not regain compliance with the Nasdaq minimum market value or minimum bid price rules within the prescribed compliance periods, the Company may be eligible for additional time to regain compliance or may face delisting. Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist Common Shares even if the Common Shares meet all enumerated criteria for continued listing on the Nasdaq. The Nasdaq could use this discretionary authority at any time to delist the Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price and minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2018 and 2017. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018 and 2017 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2018 and 2017.

The results for the three months ended March 31, 2019 may not be indicative of the results that may be expected for the full year or any other period.

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc GmbH, Neovasc (US) Inc., Neovasc Management Inc., Neovasc Medical Ltd., and B-Balloon Ltd. (which is in the process of being voluntarily liquidated). All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual consolidated financial statements for the year ended December 31, 2018, except for the following:

Adoption of new standards

Accounting standard issued and effective January 1, 2019

IFRS 16 ‘Leases’ replaces IAS 17 ‘Leases’ along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

For contracts in place at the date of initial application, the Company has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and

IFRIC 4.

The Company has elected to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019.

6

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

The Company performed an impairment review on the right-of-use assets at the date of initial application.

On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 10%.

The Company has benefited from the use of hindsight for determining lease term when considering options to extend and terminate leases.

The following is a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019:

Total operating lease commitments disclosed at December 31, 2018	$1,431,188
Recognition exemptions:
Leases of low value assets	–
Leases with remaining lease term of less than 12 months	–
Variable lease payments not recognized	–
Operating lease liabilities before discounting	1,431,188
Discounted using incremental borrowing rate	(174,323)
Operating lease liabilities	1,256,865

Total lease liabilities recognized under IFRS 16 at January 1, 2019	$1,256,865

For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

o	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company
o	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract
o	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the balance sheet.

The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

7

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

o	Most likely amount: single most likely amount in a range of possible outcomes;
o	Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

An entity shall apply IFRIC 23 for annual reporting periods beginning on or after January 1, 2019 with earlier application permitted. The Company has adopted IFRIC 23 and it has not had a significant impact.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible debt. There has been no change in the definition since the prior year.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the three months ended March 31, 2019 and 2018 there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	March 31, 2019	December 31, 2018
Convertible Note	$11,253,670	$14,617,336
Equity	(2,805,686)	(9,666,884)
Capital	$8,447,984	$4,950,452

8

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT

(a)	Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is,

as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2019 and December 31, 2018. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$–	$–	$14,617,336	$14,617,336
Derivative warrant financial liability from financing	$–	$–	$190,303	$190,303

As at March 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$–	$–	$11,253,670	$11,253,670

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	March 31, 2019	December 31, 2018
Amortized cost
Cash and cash equivalents	6	$12,115,455	$9,242,809
Accounts receivable	7	720,022	647,143
Restricted cash	10	449,084	439,736
		$13,284,561	$10,329,688

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	13	$4,144,908	$4,610,560
Accounts payable and accrued liabilities (non-current)	13	2,335,756	2,241,979

Financial liabilities at fair value through profit and loss
Convertible Note (current)	15	726,671	1,423,224
Convertible Note (non-current)	15	10,526,999	13,194,112
Derivative warrant liability from financing (non-current)	15	–	190,303
		$17,734,334	$21,660,178

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

9

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(b)	Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 36% of the revenue for the three months ended March 31, 2019 (three months ended March 31, 2018: 16%). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at March 31, 2019 by approximately $21,000 (as at March 31, 2018: $nil), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $53,454 and $62,191, respectively, as at March 31, 2019 (as at March 31, 2018: $28,624 and $24,861, respectively). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $68,493 and $52,560, respectively, as at March 31, 2019 (as at March 31, 2018: $92,347 and $58,550, respectively). The Company does not hedge its foreign exchange risk.

(c)	Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, and convertible note that do not accrue interest.

(d)	Liquidity risk

As at March 31, 2019, the Company had $12,115,455 in cash and cash equivalents as compared to cash and cash equivalents of $9,242,809 at December 31, 2018. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. After receipt of the net proceeds of approximately $3.9 million from the underwritten public offering of Common Shares on February 28, 2019 (the “February 2019 Financing”) and $4.2 million from the underwritten public offering of Common Shares on March 15, 2019 (the “March 2019 Financing”), the Company expects that its cash on hand as at March 31, 2019 is sufficient to sustain operations until approximately September 2019 at the current burn rate. The Company may obtain additional debt or equity financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

Trades payables were aged as follows as at March 31, 2019 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,381,895
31-60 days	568,896
Over 60 days	36,617
$1,987,408

The following is an analysis of the contractual maturities of the Company’s non-derivative accrued liabilities as at March 31, 2019:

	Within One Year	Between One and Five Years

Collaboration, license and settlement agreements (undiscounted)	$1,400,000	$2,500,000
	$1,400,000	$2,500,000

10

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(e)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at March 31, 2019 is $682,691 (as at December 31, 2018: $637,421). As at March 31, 2019, the Company had $238,623 (as at December 31, 2018: $311,642) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the three months ended March 31, 2019 the Company wrote down $64,600 of accounts receivable owed by customers (three months ended March 31, 2018: $nil).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $12,564,539 as at March 31, 2019 (as at December 31, 2018: $9,682,545). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2019	December 31, 2018
Cash held in:
United States dollars	$11,354,010	$8,173,582
Canadian dollars	235,847	483,730
Euros	525,598	585,497
	$12,115,455	$9,242,809

7.	ACCOUNTS RECEIVABLE

	March 31, 2019	December 31, 2018

Trade accounts receivable	$682,691	$637,421
Other accounts receivable	37,331	9,722
	$720,022	$647,143

All amounts are short-term. The aging analysis of trade receivables is as follows:

	March 31, 2019	December 31, 2018

Not past due	$440,557	$361,469
Past due 0 - 30 days	96,502	18,614
30 - 60 days	95,721	–
60 - 90 days	–	54,428
90 - 120 days	–	–
Over 120 days	86,400	238,600
Loss Allowance	(36,489)	(35,690)
	$682,691	$637,421

All of the Company's trade and other receivables have been reviewed for impairment. During the three months ended March 31, 2019, the Company wrote off $64,600 of accounts receivable (three months ended March 31 2018: $nil).

11

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

8.	INVENTORY

	March 31, 2019	December 31, 2018

Raw materials	$264,697	$242,300
Work in progress	–	2,435
Finished goods	202,569	14,007
	$467,266	$258,742

During the three months ended March 31, 2019 the Company did not write down any inventory. During the three months ended March 31, 2019, $143,994 of inventory was expensed in cost of goods sold (three months ended March 31, 2018: $87,393).

9.	PREPAID EXPENSES AND OTHER ASSETS

	March 31, 2019	December 31, 2018

Prepaid expenses	$41,250	$–
Prepaid insurance	178,249	190,849
Deposits on rental agreements	111,600	276,500
Other prepaid expenses and other assets	134,206	123,887
	$465,305	$591,236

10.	RESTRICTED CASH

	March 31, 2019	December 31, 2018

Restricted cash	$449,084	$439,736

Restricted cash represents C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

11.	RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2019, on adoption of IFRS 16	$1,421,760

Impairment of right-of-use asset	260,616

Balance as at March 31, 2019	$1,161,144

ACCUMULATED DEPRECIATION
Balance at January 1, 2019, on adoption of IFRS 16	–

Depreciation for the period	79,745

Balance as at March 31, 2019	$79,745

NET BOOK VALUE

As at January 1, 2019, on adoption of IFRS 16	$1,421,760
As at March 31, 2019	$1,081,399

The Company’s right-of-use asset mainly relates to the lease of buildings.

12

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

11. RIGHT OF USE ASSET (continued)

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, or purchase options or escalation clauses.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. The lease contains an option to renew for an additional 36 months.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on Dec 19, 2018.

The Company entered into an agreement for additional office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months.

13

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

12.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance at January 1, 2018	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910

Additions during the year	–	–	–	149,583	–	40,799	–	190,382
Disposals during the year	(249,493)	(438,471)	–	(310,353)	–	–	–	(998,317)
Balance as at December 31, 2018	$–	$–	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975

Additions during the period	–	–	–	14,782	–	29,532	–	44,314
Balance as at March 31, 2019	$–	$–	$169,938	$1,503,740	$543,922	$682,604	$316,085	$3,216,289

ACCUMULATED DEPRECIATION
Balance at January 1, 2018	$–	$53,564	$66,416	$998,944	$386,095	$572,017	$217,694	$2,294,730

Depreciation for the year	–	7,698	23,439	211,908	47,348	74,055	19,678	384,126
Disposals during the year	–	(61,262)	–	(259,247)	–	–	–	(320,509)
Balance as at December 31, 2018	$–	$–	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347

Depreciation for the period	–	–	4,533	41,410	8,286	6,672	3,936	64,836
Balance as at March 31, 2019	$–	$–	$94,388	$993,015	$441,729	$652,744	$241,308	$2,423,184

NET BOOK VALUE
As at December 31, 2018	$–	$–	$80,083	$537,353	$110,479	$7,000	$78,713	$813,628
As at March 31, 2019	$–	$–	$75,550	$510,725	$102,193	$29,860	$74,777	$793,105

14

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	March 31, 2019	December 31, 2018
Current accounts payable and accrued liabilities
Trade payables	$1,987,408	$898,711
Accrued liabilities	413,307	1,117,673
Accrued vacation	159,360	142,730
Accrued employee termination expenses	261,788	373,171
Other accounts payable	151,948	190,496
Collaboration, license and settlement agreements provision	1,171,097	1,887,779
Total current accounts payable and accrued liabilities	4,144,908	4,610,560

Non-current accrued liabilities
Non- current collaboration, license and settlement agreements provision	2,335,756	2,241,979
	2,335,756	2,241,979

Total accounts payable and accrued liabilities	$6,480,664	$6,852,539

Included in accounts payable and accrued liabilities are $1,468,808 related to settlement charges as part of a collaboration agreement and $2,038,045 related to a settlement provision (see Note 22). This represents the calculated net present value of the amounts set out per the agreement with payments due over the next three years.

14.	LEASE LIABILITY
Total
Balance at January 1, 2019, on adoption of IFRS 16	$1,256,865

Interest expense	31,422
Lease payments	(125,299)
$1,162,988

Lease Liability, current	$403,191
Lease Liability, non-current	$759,797

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$519,192
In more than one year, but not more than five years	882,344
In more than five years	–
$1,401,536

The amounts recorded for the three months ended March 31, 2019 in relation to
Short-term leases and Low-value leases are as follow:
Short- term leases	$–
Low-value leases	$–
$–

.

15

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

15.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

(a)	Derivative Warrant Liability from Financing

On November 17, 2017, Neovasc completed an underwritten public offering (the “2017 Public Transaction”) of 6,609,588 Series A units (the “Series A Units”) and 19,066,780 Series B units (the “Series B Units”) of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit was comprised of:

(i) one Common Share

(ii) one Series A Common Share purchase warrant of the Company at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

(iii) one Series B Common Share purchase warrant of the Company at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

(iv) 0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:

(i) either one Common Share or one Series D Common Share purchase warrant of the Company (each, a "Series D Warrant") at an exercise price of $1.46 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance,

(ii) one Series A Warrant,

(iii) one Series B Warrant,

(iv) 0.40 Series C Warrant, and

(v) 1.1765 Series F Common Share purchase warrant of the Company at an exercise price of $1.61 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

154,930 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 35,738 Common Shares were issued from treasury. All the warrants (collectively, the “2017 Warrants”) issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 - Financial instruments; presentation. Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss (“FVTPL”). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives are not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

(b)	Convertible Note

On November 17, 2017, the Company also completed a brokered private placement (the “2017 Private Placement” and together with the Public Transaction the “2017 Financings”) for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction. On September 12, 2018, the Company and the holders of Notes amended certain terms of the Notes, including a one-year extension of the maturity date of the Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the Notes would automatically be increased to 15% per annum. Interest on the Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

16

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

15.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (continued)

(b)	Convertible Note (continued)

The conversion option contained within the Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the Notes from being recognized within equity. The Notes contain a future-priced conversion mechanism that allows the holder of a Note to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. The Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL.The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at March 31, 2019 the loss on initial recognition has been fully amortized.

(c) Warrants and Convertible Notes Model

The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

The Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2017 and 2018 and as at March 31, 2019 are summarized below:

Valuation Date	December 31, 2017	December 31, 2018	March 31, 2019
Price of Common Shares	$60.00	$0.6030	$0.4206
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	121.70%	141.96%	148.45%
Historical volatility of index	14.43%	15.37%	15.00%
Volatility input	68.07%	78.67%	81.72%
Risk-free rate	2.20%	2.52%	2.24%
Credit spread	34.24%	24.51%	35.10%

17

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

15.	DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (continued)

(c) Warrants and Convertible Notes Model (continued)

The carrying amounts for the derivative warrant liability from financing are as follows:

	Series A Units	Series B Units	Series E Warrants	Total

Fair value, November 17, 2017	$13,139,650	$67,810,835	$8,519,788	$89,470,273
Add: Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668
Less:
Fair value adjustment on exercised warrants	–	(511,122)	–	(511,122)
Exercise of Series D Warrants	–	(1,108,306)	–	(1,108,306)
Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)
Balance, Derivative financial liability December 31, 2017	$4,932,785	$28,938,849	$2,957,396	$36,829,030
Add:
Amortization of deferred loss	6,664,408	34,340,644	1,627,539	42,632,591
Less:
Exercise of 1,698,841 Series D Warrants	–	(1,004,185)	–	(1,004,185)
Exercise of 11,170,788 Series B Warrants	(303,919)	(6,250,110)	–	(6,554,029)
Exercise of 21,041,660 Series F Warrants	–	(26,552,270)	–	(26,552,270)
Exercise of 14,505,580 Series B Warrants	(11,614,224)	(14,820,745)	–	(26,434,969)
Exercise of 8,951,780 Series C Warrants	(833,987)	(3,371,375)	–	(4,205,362)
Exercise of 1,389,846 Series F Warrants	–	(2,532,855)	–	(2,532,855)
Exercise of 500,000 Series C Warrants	–	(253,887)		(253,887)
Fair value adjustment, December 31, 2018	1,190,630	(8,411,543)	(4,512,848)	(11,733,761)
Balance, Derivative financial liability December 31, 2018	$35,693	$82,523	$72,087	$190,303
Less:
Exercise of 822,192 Series C Warrants	(5,638)	–	–	(5,638)

Fair value adjustment, March 31, 2019	(5,575)	(5,253)	(6,677)	(17,505)

Cancellation of 35,950,340 Series A Warrants	(24,480)	(77,270)	–	(101,750)
Cancellation of 22,431,506 Series E Warrants	–	–	(65,410)	(65,410)

Balance, derivative warrant liability from financing March 31, 2019	$–	$–	$–	$–

18

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

15.	DERIVATIVE FINANCIAL LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (continued)

(c) Warrants and Convertible Notes Model (continued)

The carrying amounts for the Convertible Notes are as follows:

Convertible Notes

Fair value, November 17, 2017	$26,100,900
Add: Deferred loss	(5,113,917)
Amortization of deferred loss	852,319
Fair value adjustment, December 31, 2017	(1,831,743)
Balance, Convertible Notes December 31, 2017	$20,007,559
Add:
Amortization of deferred loss	4,261,598
Less:
Exercise of 5,567,500 Convertible Notes	(5,146,924)
Exercise of 1,772,500 Convertible Notes	(1,536,596)
Exercise of 10,300,000 Convertible Notes	(13,872,312)
Fair value adjustment, December 31, 2018	10,904,011
Balance, Convertible Notes December 31, 2018	$14,617,336
Less:
Exercise of 4,285,000 Convertible Notes	(4,188,713)

Fair value adjustment, March 31, 2019	825,047

Balance, Convertible Notes March 31, 2019	$11,253,670

Convertible Notes, current	$726,671
Convertible Notes, non-current	$10,526,999

16.	SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings. All preferred shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to Common Shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of Common Shares without par value.

Unlimited number of preferred shares without par value.

19

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

16.	SHARE CAPITAL (continued)

(b)	Issued and outstanding

All share and per share amounts have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis.

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2018	1,029,156	$ 171,803,816	$ 23,056,846
Common Shares issued from exercise of Series B Warrants (iii)	13,152,807	54,119,300	-
Common Shares issued from exercise of Series C Warrants (iv)	94,518	15,854,206	-
Common Shares issued from exercise of Series D Warrants (v)	16,988	1,021,183	-
Common Shares issued from exercise of Series F Warrants (vi)	2,957,397	42,990,737	-
Common Shares issued from exercise of Convertible Notes (vii)	10,765,832	18,582,374	-
Common Shares issued for cash on exercise of options	505	88,917	(88,917)
Share-based payments	-	-	3,292,877
Balance, December 31, 2018	28,017,203	$ 304,460,533	$ 26,260,806
Common Shares issued from public offerings (viii)	22,222,222	7,802,417	315,611
Common Shares issued from exercise Series B Warrants (ix)	2,233,347	16,931	-
Common Shares issued from exercise of Series C Warrants (x)	8,222	1,186,027
Common Shares issued from exercise of Convertible Notes (xi)	9,007,886	4,188,713	-
Common Shares issued from exchange of Series A and Series E Warrants (xii)	496,236	234,173	-
Share-based payments	-	-	1,036,148
Balance, March 31, 2019	61,985,116	$ 317,888,794	$ 27,612,565

(i)	On November 17, 2017, the Company completed an underwritten public offering of 6,609,588 Series A Units and 19,066,780 Series B Units, at a price of $1.46 per Unit for gross proceeds of $37,487,497. No amount has been recognized with respect to the Common Shares within equity because the fair value of the derivative instruments issued (being the warrants which form part of the units issued) exceeded the cash proceeds received.
(ii)	On December 27, 2017, 1,874,989 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $18,750. In addition, the fair value of the related derivative liability of $1,108,307 (see Note 15) was recognized within equity upon exercise.
(iii)	During the twelve months ended December 31, 2018, 13,152,807 Common Shares were issued on the exercise of 35,128,148 Series B Warrants. The related derivative liability of $32,988,998 (see Note 15) was derecognized at the dates of exercise.
(iv)	During the twelve months ended December 31, 2018, of the 10,273,972 Series C Warrants initially granted, 9,451,780 were exercised for 94,518 Common Shares, 9,451,780 Series A Warrants and 9,451,780 Series B Warrants and cash proceeds of $13,799,659. The related derivative financial liability of $4,459,249 (see Note 15) was derecognized at the dates of exercise.
(v)	During the twelve months ended December 31, 2018, 16,988 Common Shares were issued for the exercise of 1,698,841 of the Series D Warrants that were issued as part of the Series B Units for cash proceeds of $16,988. The related derivative financial liability of $1,004,195 was derecognized (see Note 15) at the date of exercise.
(vi)	During the twelve months ended December 31, 2018, 2,957,397 Common Shares were issued on the exercise of the 22,431,506 Series F Warrants. The related derivative financial liability of $29,085,125 (see Note 15) was derecognized at the dates of exercise.
(vii)	During the twelve months ended December 31, 2018, 10,765,832 Common Shares were issued on the conversion of $17,640,000 of aggregate principal amount of Notes. The $20,555,832 aggregate principal amount of Notes (see Note 15) was derecognized at the date of exercise.

20

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

16.	SHARE CAPITAL (continued)

(b)	Issued and outstanding (continued)

(viii)

During the three months ended March 31, 2019, 22,222,222 Common Shares were issued for gross proceeds of $10,000,000 less $1,270,000 in underwriting commission, a $315,611 fair value charge for 1,444,444 Broker Warrants issued (see Note 16(e)) and $611,970 in other share issuance costs.

(ix)	During the three months ended March 31, 2019, 2,233,347 Common Shares were issued on the exercise of 822,192 Series B Warrants. The related derivative liability of $16,931(see Note 15) was derecognized at the dates of exercise.
(x)	During the three months ended March 31, 2019, the remaining 822,192 Series C Warrants were exercised for 8,222 Common Shares, 822,192 Series A Warrants and 822,192 Series B Warrants and cash proceeds of $1,200,400. The related derivative financial liability of $5,638 (see Note 15) was derecognized at the dates of exercise.
(xi)	During the three months ended March 31, 2019, 9,007,886 Common Shares were issued on the conversion of $4,285,000 of aggregate principal amount of Notes. The $4,188,713 aggregate principal amount of Notes (see Note 15) was derecognized at the date of exercise.
(xii)	During the three months ended March 31, 2019, the Company entered into exchange agreements with the holders of the remaining Series A Warrants and Series E Warrants to issue 496,236 common shares for the surrender and cancellation of all 35,950,340 Series A Warrants and all 22,431,506 Series E Warrants outstanding on the basis of 0.0085 of a Common Share for each Warrant.

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 4, 2018, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd. which were not issued under the Company’s stock option plan. The following table summarizes stock option activity for the respective years as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2018	57,739	$384.90	2.28
Granted	3,660,530	3.03
Exercised	(499)	0.73
Forfeited	(12,027)	173.69
Expired	(8,091)	181.13
Options outstanding, December 31, 2018	3,697,652	$7.58	7.88
Options exercisable, December 31, 2018	1,462,535	$12.74	7.62
Granted	5,612,000	0.41
Exercised	–	–
Forfeited	(18,200)	5.28
Expired	–	–
Options outstanding, March 31, 2019	9,291,452	3.29	7.78
Options exercisable, March 31, 2019	2,885,554	7.30	7.66

21

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

16. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The following table lists the options outstanding as at March 31, 2019 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.41	5,612,000	7.98	1,403,000	7.98
$0.88	893,000	7.67	299,666	7.67
$2.72	2,688,188	7.50	1,125,572	7.50
$2.73-$63.00	54,664	6.85	18,255	6.85
$63.01-$911.51	43,600	1.42	39,061	1.28
	9,291,452		2,885,554

The following table lists the options outstanding as at December 31, 2018 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.88	899,000	7.92	299,666	7.92
$2.72	2,710,550	7.75	1,125,572	7.75
$6.00-$63.00	44,200	7.06	–	–
$63.01-$892	43,902	1.65	37,297	1.45
	3,697,652		1,462,535

During the three months ended March 31, 2019, the Company recorded $1,036,148, as compensation expense for share-based compensation awarded to eligible optionees (three months ended March 31, 2018: $120,229). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2019	2018
Weighted average fair value	$0.36	$1.64
Weighted average exercise price	$0.41	$3.03
Weighted average share price at grant	$0.41	$3.03
Dividend yield	nil	nil
Volatility	111%	72%
Risk-free interest rate	1.51%	2.24%
Expected life	4 years	4 years
Forfeiture rate	7.00%	7.00%

22

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

16. SHARE CAPITAL (continued)

(d)	Warrants

The following table lists the number of warrants issued on November 17, 2017 as well as the number issued, exercised, and exchanged since then and the remaining warrants outstanding at March 31, 2019.

Warrants	As at November 17, 2017	Issued	Exercised	Exchanged	As at March 31, 2019

Series A	25,676,368	10,273,972	–	(35,950,340)	–
Series B	25,676,368	10,273,972	(35,950,340)	–	–
Series C	10,273,972		(10,273,972)	–	–
Series D	3,573,830		(3,573,830)	–	–
Series E	22,431,506		–	(22,431,506)	–
Series F	22,431,506		(22,431,506)	–	–

On September 18, 2018, the Company effected a share consolidation (reverse stock split in the ratio of 1 for 100 Common Shares outstanding) of the Common Shares on the basis of one post-consolidation Common Shares for every 100 pre-consolidation Common Shares. The number of warrants and aggregate principal amount of Notes were not affected by the consolidation, but the Common Shares issuable upon exercise of the warrants or conversion of the Notes will be adjusted proportionally to the share consolidation ratio.

The share consolidation adjusted the notional exercise price of the Series A Warrants, Series B Warrants and Series E Warrants. There were no Series D Warrants and Series F Warrants outstanding at the date of the share consolidation.

On March 12, 2019, the Company entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of 496,236 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the “Exchange”). Following completion of the Exchange, there are no longer any warrants outstanding from the 2017 Financings. Under IFRIC 19, the surrender and cancellation of Series A warrants and Series E warrants created a loss on extinguishment of $39,367 and $24,565, respectively.

(e)	Broker Warrants

In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 1,444,444 broker warrants (“Broker Warrants”) as part of the underwriter’s commission. The Company uses the Black-Scholes pricing model to calculate the fair value of the Broker Warrants. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value for the February 28, 2019 $5 million public offering and 722,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.51%; b) expected life of 3 years; c) the price of the stock on the grant date of $0.45; d) expected volatility of 81%; and e) no expected dividend payments. The fair value for the March 15, 2019 $5 million public offering and 722,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of 3 years; c) the price of the stock on the grant date of $0.45; d) expected volatility of 82%; and e) no expected dividend payments. The Black-Scholes model was used to compute broker warrant fair values because it is the most commonly used pricing model and is considered to produce a reasonable estimate of fair value.

23

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

17.	SEGMENT INFORMATION

The Company’s operations are in one business segment: the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada, the United States and Europe. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended March 31,
	2019	2018
REVENUE
Europe	$519,293	$315,922
Rest of the World	66,500	24,000
	$585,793	$339,922

Sales to the Company’s three largest customers accounted for approximately 17%, 10%, and 8% of the Company’s sales for the three months ended March 31, 2019. Sales to the Company’s three largest customers accounted for approximately 16%, 14%, and 13% of the Company’s sales for the three months ended March 31, 2018.

18.	EMPLOYEE BENEFITS EXPENSE

	For the three months ended March 31,
	2019	2018
Salaries and wages	$1,991,227	$1,968,749
Pension plan and employment insurance	171,682	158,672
Contribution to defined contribution pension plan	47,512	45,105
Health benefits	126,030	127,772
Cash-based employee expenses	2,336,451	2,300,298
Share-based payments	1,036,148	120,229
Total employee expenses	$3,372,599	$2,420,527

24

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

19.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended March 31,
	2019	2018
EXPENSES
Selling expenses
Share-based payments	$46,573	$21,987
Cash-based employee expenses	119,067	84,590
Other expenses	202,593	180,361
	368,233	286,938

General and administrative expenses
Depreciation	32,648	48,240
Share-based payments	586,543	69,610
Cash-based employee expenses	513,557	535,070
Litigation expenses	74,624	59,850
Employee termination expenses	–	576,364
Accretion on collaboration, license and settlement agreements provision	127,095	–
Other expenses	1,346,464	1,179,957
	2,680,931	2,469,091

Product development and clinical trials expenses
Depreciation	111,934	42,098
Share-based payments	403,032	28,633
Cash-based employee expenses	1,703,827	1,680,638
Other expenses	2,021,170	2,248,023
	$4,239,963	$3,999,391

TOTAL EXPENSES	$7,289,127	$6,755,420

Depreciation per Statements of Cash Flows	$144,582	$90,338

Share-based payments per Statements of Cash Flows	$1,036,148	$120,229

Cash-based employee expenses (see Note 18)	$2,336,451	$2,300,298

25

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

20.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the three months ended March 31, 2019 amounted to 40,198,246 shares (three months ended March 31, 2018: 144,819,395 shares)

	For the three months ended March 31,
	2019	2018

Weighted average number of Common Shares	40,198,246	144,819,395
Loss for the period	$(8,615,375)	$(55,880,548)
Basic and diluted loss per share	$(0.21)	$(0.38)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

21.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors, executive officers and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended March 31,
	2019	2018
Short-term employee benefits
Employee salaries and bonuses	$357,023	$299,582
Directors fees	67,500	67,500
Social security and medical care costs	34,652	19,647
	459,175	386,729
Post-employment benefits
Contributions to defined contribution pension plan	8,741	6,347

Share-based payments	624,678	22,174

Total key management remuneration	$1,092,594	$415,250

26

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

22.	CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. The oral hearing of the appeal before the Appeals Court of Munich was held on November 8, 2018. During that hearing CardiAQ dropped its affirmative appeal of the underlying decision, while maintaining its opposition to Neovasc’s appeal. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. There are no monetary awards associated with these matters and no damages award was recognized.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On August 3, 2018, Neovasc wrote the presiding District Judge regarding potential resolution of the case including as to a statutory procedure available with the Patent Office concerning certain dependent claims of U.S. Patent 9,770,329 in particular, and the Court held a hearing to discuss this issue on September 13, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. In summary, the Edwards Plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The Edwards Plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants filed their Statement of Defence and Counterclaim against the Edwards Plaintiffs on April 30, 2018. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.

27

NEOVASC INC. Notes to the Condensed Interim Consolidated Financial Statements For three months ended March 31, 2019 and 2018 (Expressed in U.S. dollars)

22.	CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters (continued)

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $1,468,808 as at March 31, 2019 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $2,038,045 as at March 31, 2019 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

23.	SUBSEQUENT EVENTS

On April 17, 2019, the Company resolved the three claims for correction of patent inventorship made by CardiAQ (as described in Note 22 under the heading “Claims by CardiAQ in the United States”) and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

24.	AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three months ended March 31, 2019 (including comparatives) were approved by the audit committee on behalf of the board of directors on May 9, 2019.

(signed) Chris Clark

Chris Clark, Chief Financial Officer

(signed) Steve Rubin

Steve Rubin, Chairman

28

DOCUMENT 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Fred Colen, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended March 31, 2019.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2019 and ended on March 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 9, 2019

(signed) Fred Colen

_______________________

Fred Colen

Chief Executive Officer

DOCUMENT 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended March 31, 2019.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2019 and ended on March 31, 2019 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 9, 2019

(signed) Chris Clark

_______________________

Chris Clark

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 9, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer